

Mail Stop 3030

September 30, 2015

Via E-mail
Douglas A. Michels
President and Chief Executive Officer
OraSure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

> **Re: OraSure Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 001-16537**

Dear Mr. Michels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.   We note that you reduce your revenues from the OraQuick® In-Home HIV test for customer allowances for cooperative advertising, discounts, rebates and chargebacks. Please describe to us the significant terms and conditions of these programs and how you account for these programs under ASC 605-50 and any other applicable authoritative literature. Also address how you determined the proper income statement classification for each program under ASC 605-50-45.

2.   We note that in connection with your Master Program Services and Co-Promotion Agreement with AbbVie Bahamas Ltd., you are eligible to receive up to $75 million in exchange for exclusive rights and other services. We further note that you are recognizing the $75 million ratably on a monthly basis over the life of the agreement. Please address the following:

- Describe the "other services" you must provide under the agreement and explain how the performance of these services impacted your revenue recognition.
- Explain to us any conditions that must be met in order to receive the full $75 million.
- Explain to us how you determined that it is appropriate to recognize the full $75 million over the term of the agreement.
- Tell us the payment terms for the $75 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery